October 30, 2009

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 25, 2009

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2008

Filed July 13, 2009

File No. 1-14487

Dear Mr. Spirgel:

By letter dated September 25, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on July 13, 2009 (the “2008 Form 20-F”) by Tele Norte Leste Participações S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2008 Form 20-F.

As discussed by our counsel, Mark Bagnall of White & Case LLP, with Melissa Hauber, and as further explained in Part (ii) of the response to comment 7 below, following the review by the Staff of the responses set forth below, the Company intends to file an amendment to its annual report on Form 20-F (the “Amended Form 20-F”), which will include the revised disclosures discussed in this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 84

Critical Accounting Policies and Estimates, page 88

1.	We note your statement at page 92 that you do not amortize goodwill in your consolidated statements of income beginning on January 1, 2008. This statement appears inconsistent with your disclosure at page F-87 and the adjustment recorded at page F-106. Please clarify your accounting policy.

Until December 31, 2008, goodwill was amortized over the period that the Company expected its benefits would flow to the Company. However, pursuant to Brazilian Law No 11,638/07 (a new statutory law in Brazil which was enacted on on December 28, 2007 and significantly changed certain accounting policies under Brazilian GAAP), Provisional Measure No. 449/08, the regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), and Brazilian Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), for the period beginning on or after January 1, 2009, goodwill is no longer amortized and instead is tested for impairment on an annual basis.

The new treatment related to the goodwill amortization is applicable only for periods beginning on or after January 1, 2009. The Company will amend this disclosure in the Amended Form 20-F as follows:

“As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.”

Note 26—Provisions for contingencies, page F-55

(c) Summary of the changes in the balances of the provisions for legal contingencies, page F-56

2.	Describe for us in more detail the nature of the change in your method for calculating losses in relation to labor claims and why you believe the reversal of R$408 million of provision for legal contingencies was appropriate during the fiscal year ended December 31, 2007. Explain to us why this is considered a change in estimate and not an error correction. Also, tell us how you treated this item for US GAAP reporting purposes and explain your basis for this treatment.

During the year ended December 31, 2005, the Company implemented a new system (the “SISJUR system”) to control all the labor claims in which the Company was involved. Information captured and monitored through this system included, among other, the merits of the claims, the amount claimed by the former employee, the evaluation of the external legal counsel in charge of the defense against claim regarding the Company’s chances of losing each case, and the settlement amounts related to executed claims.

Until December 31, 2006, the provision for contingencies recognized by the Company related to labor claims was based on the assessments performed by the external lawyers in charge of the defense of each claim in conjunction with Company’s management. If a loss with respect to a claim was considered probable, the Company recognized an amount as provision for contingencies in the Company’s consolidated balance sheet based on the total amount being claimed by the former employee. Support from the Company’s external legal counsel comprised the analysis, on a legal basis, of the merits of each claim.

In 2006, the Company started a comprehensive analysis based on historical data gathered by the SISJUR system related to actual losses incurred in labor claims, comparing those losses with the amounts originally claimed for the same cases. As a result of this analysis, the Company determined that in most cases actual losses incurred were lower than the amounts originally claimed, mainly due to the fact that former employees, when initiating a claim against the Company, did so based on amounts higher than what would be the legal and/or contractual right of the former employee, with the objective of reaching a settlement with the Company favorable to the employee.

Upon concluding this analysis in 2007, the Company confirmed that for most labor claim losses incurred the amount of the loss was lower than the amount originally claimed, which was the basis for the amounts originally recognized as provision for contingencies. As a result, the Company changed the basis for the estimates of the claims to be recognized as provision for contingencies based on the evidence gathered through the analysis of this historical data.

The Company considered this to be a change in accounting estimate as the aforementioned analysis of historical data related to actual labor claim losses provided a more comprehensive and objective basis to support the Company’s assessment of the labor contingencies to be recognized. Under U.S. GAAP, the Company based its accounting for this change on the concept established under FAS 154 – Accounting Changes and Error Corrections.

“Change in Accounting Estimate - A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

Note 36—Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(c) Business combinations, page F-87

Acquisition of TNCP (Amazonia), page F-89

3.	Clarify for us why the amount of goodwill recorded for your acquisition of TNCP was the same under Brazilian GAAP and US GAAP, in light of the differences in policy discussed at page F-87. It is also unclear to us why you recorded additional amounts of goodwill associated with Amazonia, which is controlled by and consolidated by TNCP. In addition, please provide us and disclose in future filings, your purchase price allocation for your acquisition of these entities.

On April 3, 2008, Telemar Norte Leste S.A., or Telemar; acquired 19.34% of Tele Norte Celular Participações S.A., or TNCP, for the total purchase price of R$151 million, generating goodwill of R$134 million under Brazilian GAAP.

Under U.S. GAAP, the analysis of the net assets acquired under this business combination provided for no significant purchase price allocation adjustments related to either the tangible assets acquired and, in addition, no intangible assets were identified. Therefore, considering that the net assets of TNCP was R$17 million at the acquisition date, the full amount of the difference of R$134 million between the acquisition cost and the underlying book value of the net assets acquired was recorded as goodwill. There were no adjustments resulting from the purchase price allocation related to this acquisition, as follows:

(R$ millions)
Assets:
Cash and cash equivalents	45
Accounts receivable	81
Current and deferred taxes	100
Other current and non-current assets	26
Property and equipment	239
Intangibles	38
Liabilities:
Accounts payable	84
Loans and financing	152
Provisions	41
Other current and non-current liabilities	132
Minority interest	32
Shareholders Equity	88
Total interest acquired	19.34%
Net assets acquired	17
Total purchase price	151
Goodwill	134

Amazônia Celular S.A., or Amazônia Celular, was controlled by TNCP at the time of its acquisition by Telemar; therefore, control of Amazônia Celular was also acquired on April 3, 2008. However, after this acquisition, the Company made a voluntary tender offer for the non-voting preferred shares of Amazônia Celular and, upon conclusion of this tender offer on October 22, 2008 (see Note 19, page F-44), recorded goodwill of R$15 million related to the additional interest acquired in Amazônia Celular upon the conclusion of this tender offer.

In the Amended Form 20-F, the Company will amend its disclosure to clarify that there was no significant purchase price allocation adjustments in this business combination and that goodwill recognized in relation to the acquisition of Amazônia Celular relates to the additional interest acquired in October 2008.

(k) Stock option, page F-94

4.	We note your disclosure that, under Brazilian GAAP, you recognize stock options at fair value over the vesting period. Explain to us in more detail the nature of the differences between the accounting treatment of options under Brazilian GAAP and US GAAP.

Under Brazilian GAAP, stock options are priced at fair value only at grant date as the Company’s stock options are considered equity instruments under Brazilian GAAP. The fair value of the options is then recognized in stockholders’ equity against income on a straight-line basis over the vesting period. Vesting conditions are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognized is based on the number of equity instruments that eventually vest.

Under U.S. GAAP, stock options are priced at fair value on the grant date and are re-measured to fair value as of the balance sheet date as the Company’s stock options are considered liability instruments under U.S. GAAP, mainly due to the fact that the option’s exercise price is indexed to a general price index in Brazil. The corresponding amounts are recognized as liability against income over the vesting period which includes the changes in fair value arising during the respective periods. Similar to Brazilian GAAP, the vesting conditions are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognized is based on the number of equity instruments that eventually vest.

In the Amended Form 20-F, the Company will expand its U.S. GAAP reconciliation footnote disclosure, as follows:

“stock options are priced at fair value on the grant date and are re-measured to fair value as of the balance sheet date as the Company’s stock options are considered liability instruments under US GAAP, mainly due to the fact that the option’s exercise price is indexed to a general price index in Brazil”

(m) Income tax and social contribution, page F-95

5.	Tell us where you have classified the liabilities associated with unrecognized tax benefits under FIN 48 in your balance sheet.

The unrecognized tax benefits under FIN 48 mainly relate to tax contingencies that have not been recognized as liabilities in the Company’s balance sheet as the Company’s chances of losing the corresponding claims have been classified as “possible” or “remote” (page F-97). The Company has no liabilities recognized associated with unrecognized tax benefits under FIN 48 at December 31, 2008 and 2007. The liabilities recognized related to tax claims (income tax and social contribution) are disclosed in note 26 to the Company’s financial statements.

(q) Statement of cash flows, page F-99

6.	Clarify for us the nature of the adjustment for cash flows related to trading securities. Tell us where these cash flows were classified for Brazilian GAAP for each of the years presented. In addition, your US GAAP classification of these cash flows for 2008 as investing activities at page F-101 and F-103 appears inconsistent with your disclosure at page F-100, which states that they are presented as operating activities.

Under U.S. GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and have original maturities of 90 days or less, whereas under Brazilian GAAP cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash.

This difference between the definition of cash equivalents under U.S. GAAP and Brazilian GAAP requires an adjustment for U.S. GAAP purposes of the Brazilian GAAP balance of cash and cash equivalents considered for cash flow purposes resulting in the reclassification of certain cash equivalents under Brazilian GAAP to cash flows related to investments in trading and held-to-maturity securities under U.S. GAAP. In 2007, R$760 million in financial investments were treated as cash equivalents under Brazilian GAAP and trading securities under U.S. GAAP; there was no difference in the definition of cash equivalents between Brazilian GAAP and U.S. GAAP for the year ended December 31, 2006.

Under Brazilian GAAP, upon the adoption of Brazilian Law No. 11,638/07, cash flows related to trading securities were classified as investing activities in the Company’s statement of cash flows for each of the years presented. Under U.S. GAAP, cash flows related to trading securities were classified as operating activities in the Company’s U.S. GAAP disclosure until December 31, 2007 and, upon adoption of the amendments to SFAS 115 and SFAS 95 arising from the application of SFAS 159 as from January 1, 2008 (page F-103), cash flows related to trading securities were classified as investing activities under U.S. GAAP.

Due to the change in the definition of cash equivalents under Brazilian GAAP introduced by Brazilian Law No. 11,638/07, the reclassification adjustments related to trading and held-to-maturity securities under U.S. GAAP that are treated as cash equivalents under Brazilian GAAP are as follows:

	For the year ended December 31,
	2007		2006
	As originally disclosed prior to the adoption of Law No. 11,638/07	Giving effect to the adoption of Law No. 11,638/07	As originally disclosed prior to the adoption of Law No. 11,638/07	Giving effect to the adoption of Law No. 11,638/07
	(R$ millions)
Adjustment to cash equivalents under U.S. GAAP	3,989	760	1,810	—
Adjustment to cash flows related to trading securities	(2,317)	(760)	(588)	—
Adjustment to cash flows related to held-to-maturity securities	138	—	315	—

In the Amended Form 20-F, the Company will clarify the disclosure included in page F-100 relating to the change in classification under U.S. GAAP as from January 1, 2008 by including the information above related to the changes implemented by Brazilian Law No. 11,638/07.

In addition, the Company also intends to reclassify the cash flows related to trading securities for the year ended December 31, 2007 under U.S. GAAP from operating activities to investing activities. Such cash flows , in the amount of R$760 million for 2007 (2006 – zero) were classified as operating activities under U.S. GAAP prior to the adoption of SFAS 159 as from January 1, 2008; prior period cash flows were kept at their original classification. However, the change implemented by Brazilian Law No. 11,638/07 to classify cash flows related to trading securities as investing activities created a lack of symmetry with the option taken by the Company in adopting SFAS 159 as trading securities for the year ended December 31, 2007 were treated as investing activities under Brazilian GAAP and operating activities under U.S. GAAP. To achieve symmetry in the disclosure of such information, the Company will amend its U.S. GAAP 2007 cash flow information included in the Amended Form 20-F to disclose cash flows related to trading securities as investing activities for both U.S. GAAP and Brazilian GAAP.

7.	Explain to us why the amounts presented as cash flows relating to operating activities, investing activities and financing activities as well as the balance of cash and cash equivalents under US GAAP for the years ended December 31, 2007 and 2006 are different from those previously disclosed in your prior Form 20-F.

The disclosure on page F-101 includes the differences in statements of cash flows between Brazilian GAAP and U.S. GAAP related to: (i) the definition of cash equivalents and, (ii) the difference in the classification of certain cash flows as operating, investing and financing activities.

In 2008, upon adoption of Brazilian Law No. 11,638/07, the Company’s financial position and results of operations for the comparative periods were adjusted to comply with Brazilian Law No. 11,638/07 (as disclosed on page F-18) which included the definition of cash equivalents under Brazilian GAAP and the reclassification of interest paid from financing to operating activities. Although there was no change to the balance of cash and cash equivalents under U.S. GAAP as a result of the adjustments in Brazilian GAAP, such adjustments significantly impacted the amounts presented as cash flows from operating, investing and financing activities under Brazilian GAAP and, therefore, the amounts under U.S. GAAP for operating, investing and financing activities were also impacted as a result of the Brazilian GAAP adjustments.

The tables below set forth a reconciliation of the amounts related to the years 2007 and 2006 previously disclosed as cash flows from operating, financing and investing activities under U.S. GAAP to amounts disclosed in the Company’s 2008 Form 20-F.

	Year ended December 31, 2007
	As disclosed in 2007 Form 20-F/A	Adjustments to definition of cash equivalents introduced by Law No. 11,638/07	Other adjustments introduced by Law No. 11,638/07	Reclassification of interest paid introduced by Law No. 11,638/07	Adjustment to interest paid previously disclosed in 2007 Form 20-F/A(i)	As disclosed in 2008 Form 20-F
	(R$ millions)
Operating activities under Brazilian GAAP	5,959		(27)	(698)		5,234
Cash flows relating to purchases, sales and maturities of trading securities under U.S. GAAP	(2,317)	1,557	—	—	—	(760)
Interest paid treated as financing activities under Brazilian GAAP	(842)	—	—	698	144	—
Cash flows related to judicial deposits and blockings	206	—	—	—	—	209
Operating activities under U.S. GAAP	3,009					(4,039)

Investing activities under Brazilian GAAP	(2,629)	(1,419)	9			(4,039)
Cash flows relating to purchases, sales and maturities of held-to-maturity securities under U.S. GAAP	138	(138)	—	—	—	—
Cash flows related to judicial deposits and blockings	(209)	—	—	—	—	(209)
Investing activities under U.S. GAAP	(2,700)					(4,248)

Financing activities under Brazilian GAAP	(1,307)			698		(609)
Interest paid treated as financing activities under Brazilian GAAP	842	—	—	(698)	(144)	—
Financing activities under U.S. GAAP	(465)					(609)

	Year ended December 31, 2006
	As disclosed in 2007 Form 20-F/A	Adjustments to definition of cash equivalents introduced by Law No. 11,638/07	Other adjustments introduced by Law No. 11,638/07	Reclassification of interest paid introduced by Law No. 11,638/07	Adjustment to interest paid previously disclosed in 2007 Form 20-F/A(i)	As disclosed in 2008 Form 20-F	Adjustment to interest paid (ii)	2008 (revised)
	(R$ millions)
Operating activities under Brazilian GAAP	5,590		13	(1,348)		4,255	674	4,929
Cash flows relating to purchases, sales and maturities of trading securities under U.S. GAAP	(588)	588	—	—	—	—	—	—
Interest paid treated as financing activities under Brazilian GAAP	(865)	—	43	674	148	—	—	—
Cash flows related to judicial deposits and blockings	376	—	—	—	—	376	—	376
Operating activities under U.S. GAAP	4,513					4,631		5,305

Investing activities under Brazilian GAAP	(2,340)	(273)	(57)			(2,670)		(2,670)
Cash flows relating to purchases, sales and maturities of held-to-maturity securities under U.S. GAAP	315	(315)	—	—	—	—	—	—
Cash flows related to judicial deposits and blockings	(376)	—	—	—	—	(376)	—	(376)
Investing activities under U.S. GAAP	(2,401)					(3,046)		(3,046)

Financing activities under Brazilian GAAP	(2,334)		42	1,348		(944)	(674)	(1,618)
Interest paid treated as financing activities under Brazilian GAAP	865	—	(43)	(674)	(148)	—	—	—
Financing activities under U.S. GAAP	(1,469)					(944)		(1,618)

(i) Adjustment to the reclassification of interest paid from Brazilian GAAP to U.S. GAAP from amounts previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2007 to the amounts disclosed in the 2008 Form 20-F

The Company, in preparing its 2007 and 2006 statements of cash flows originally presented in the Company’s primary GAAP financial statements disclosed the amounts of interest paid of R$842 million and R$865 million, respectively, as supplemental cash flow information. In preparing its financial statements for the year ended December 31, 2008, the Company adjusted its 2007 and 2006 statements of cash flows for the impact of Brazilian Law No. 11,638/07 and reclassified the amounts of interest paid from financing activities to operating activities in its statements of cash flows.

However, in adjusting the statements of cash flows originally presented, the Company identified that the amounts of interest paid previously disclosed were based on account balances that were not adjusted for the actual cash outflows and, therefore, adjusted the amounts previously disclosed by R$144 million in 2007 and R$148 million in 2006. This would have affected the statements of cash flows originally presented for 2007 and 2006 by the same amounts, which represented approximately 4.8% and 3.3%, respectively, of the Company’s cash flows from operating activities under U.S. GAAP.

In analyzing the misstatement related to the reclassification of interest paid, including the materiality of the misstatements to the Company’s financial statements taken as a whole and the Company’s key performance indicators and key financial measures, the Company concluded that the change in the amounts of interest paid that were reclassified in 2007 and 2006 was immaterial and adjusted the amounts previously disclosed in the Company’s 2008 Form 20-F. In the Amended Form 20-F, the Company will clarify that this immaterial out-of-period adjustment was recognized in the Company’s financial statements for the year ended December 31, 2008.

(ii) Misstatement in the reclassification of amounts of interest paid related to the year ended December 31, 2006 disclosed in the 2008 Form 20-F

The Company identified that the amount of interest paid presented in its statement of cash flows for the year ended December 31, 2006 under Brazilian GAAP, that was disclosed in the Company’s financial statements for the year ended December 31, 2008, included R$674 million of interest paid that, due to an error in adding the amounts of interest paid in 2006, was double counted in the reclassification of interest paid from financing to operating activities in the Company’s statement of cash flows. This affected cash flows from operating and financing activities under Brazilian GAAP by 15.8% and 71.4%, respectively, and affected cash flows from operating and financing activities under U.S. GAAP by 14.5% and 71.4%, respectively.

In analyzing the misstatement generated by the error in the reclassification of interest paid, the Company took into consideration the relative impact of the misstatement on the reclassification of interest paid, related solely to 2006, the relevant facts and circumstances and weighed all quantitative and qualitative factors and potential implications.

Based on the facts and circumstances related to the misstatement, and after addressing the issue and discussing this analysis with its audit committee and legal counsel, the Company concluded that it would amend the 2008 Form 20-F to correct the error contained in the statement of cash flows and related U.S. GAAP footnote for the year ended December 31, 2006.

Note 37—Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-106

8.	Explain to us how you calculated adjustment (d) relating to the Fistel fee upon activation of new clients and why the magnitude of this adjustment varied significantly in 2008 as compared to 2006 and 2007.

The Fundo de Fiscalização das Telecomunicações—Fistel, or Fistel, is a telecommunications inspection fund under the supervision of the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações). The Fistel fee is a fee is charged on activations of new subscribers and is considered a subscriber acquisition cost.

Under Brazilian GAAP, the Fistel fees paid are recognized as prepaid expenses and amortized over the average churn (retention) period to match revenues and costs, estimated at 24 months. Under U.S. GAAP, these amounts are recognized in income as cost of sales in the period in which they were incurred.

The increase in the adjustment related to the Fistel fee is due to the significant increase in activations of new subscribers in 2008, mainly related to the Company’s expansion to São Paulo (a Brazilian state in which the Company was authorized to provide services beginning in 2008), which resulted in an increase of more than one million subscribers in 2008.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

            Securities and Exchange Commission